Exhibit 99.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Pretax earnings (loss)	$17,983	$67,204	$(3,770)	$133,688
Adjustments:
Add fixed charges:
Interest expense	23,933	11,261	68,040	33,766
Rental expense attributable to interest	390	161	2,156	558

Total fixed charges	24,323	11,422	70,196	34,324

Adjusted earnings	$42,306	$78,626	$66,426	$168,012

Ratio of earnings to fixed charges (a)	1.7	6.9	0.9	4.9

(a)	For the nine months ended September 30, 2007, earnings as defined were inadequate to cover fixed charges as defined by $3.8 million.